Exhibit 99.1

Pembina Pipeline Corporation Files 2021 Year-End Disclosure Documents

CALGARY, AB, Feb. 25, 2022 /CNW/ - Pembina Pipeline Corporation ("Pembina" or "the Company") (TSX: PPL) (NYSE: PBA) has filed its audited consolidated financial statements for the year ended December 31, 2021, related management's discussion and analysis and its annual information form for the year ended December 31, 2021, with Canadian securities regulatory authorities. Pembina has also filed its Form 40-F for the year ended December 31, 2021 with the U.S. Securities and Exchange Commission. Investors and other stakeholders can obtain these documents via www.sedar.com, www.sec.gov (for the Form 40-F), www.pembina.com under Investor Centre, or they may request a printed copy free of charge by contacting Investor Relations at investor-relations@pembina.com or 1-855-880-7404.

About Pembina

Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 65 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and a growing export terminals business. Through our integrated value chain, we seek to provide safe and reliable infrastructure solutions which connect producers and consumers of energy across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit pembina.com.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets:

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and inclusive work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

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SOURCE Pembina Pipeline Corporation

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%CIK: 0001546066

For further information: Investor Relations, Scott Arnold, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 13:46e 25-FEB-22